UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 15
 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.
Commission File Number
000-54855

                    ASTIKA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

725 Rosebank Road, Level 1, Auckland 1348, New Zealand
Phone: (64) 9 929 0502

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)


None
(Titles of all other classes of securities for which a duty to ?le reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ?le reports:

      Rule 12g-4(a)(1)
      Rule 12g-4(a)(2)          X
      Rule 12h-3(b)(1)(i)
      Rule 12h-3(b)(1)(ii) Rule 15d-6
      Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 4


   Pursuant to the requirements of the Securities Exchange
Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   Date: June 25, 2021		By:	/s/ Mark Richards
   						Its: President

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ?le with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.